Exhibit 99.1

PLEASE READ THE FOLLOWING INFORMATION CAREFULLY BEFORE
ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS

October 11, 2007

Dear Inland Land Appreciation Fund, L.P. Investor:

We are aware that you may have received an offer (the “Offer”) by MPF-NY 2007, LLC; MPF Badger Acquisitions Co., LLC; MPF Income Fund 23, LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC (collectively “MPF”), unaffiliated third parties, to purchase your limited partnership units (the “Units”) in Inland Land Appreciation Fund, L.P. (the “Partnership”).

ALTHOUGH THE PARTNERSHIP’S GENERAL PARTNER IS NOT TAKING A POSITION REGARDING THIS OFFER, WE ASK THAT YOU CONSIDER THE FOLLOWING INFORMATION WHEN EVALUATING WHETHER THE OFFER TO PURCHASE YOUR UNITS IS IN YOUR BEST INTEREST.

•                                          Although the offer price of $800.00 per Unit is greater than the Partnership’s ERISA value as of December 31, 2006 of $609.00 per Unit, we believe that the long term value of each Unit is greater than the amount offered by MPF. The ERISA value as of December 31, 2006 is based upon the average appraised value of the land owned by the Partnership, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted downward for sales since the date of the appraisal. Recent sales prices achieved by the Partnership have been in excess of the 1998 appraised valuation.

•                                          On February 18, 2005, the Partnership entered into a contract to sell approximately 149 acres of Parcels 6 and 7. The final closing of this transaction occurred on August 22, 2007 and resulted in net sale proceeds of approximately $2,735,470. We anticipate that the Partnership will distribute a minimum of $50.00 per Unit to limited partners by year end.

•                                          Pursuant to the terms and conditions of the Offer, the purchase price per Unit will be reduced by the amount of any distributions declared or made with respect to the Units between September 26, 2007 and November 9, 2007 or such other date to which the Offer may be extended.

•                                          The Partnership recently entered into a contract to sell approximately 50 acres of Parcel 9. The buyer is currently in their inspection period and the contract is subject to certain zoning requirements, therefore it is difficult to predict whether this transaction will close. Although a final sales price has yet to be negotiated, we anticipate that the sales price per acre will exceed the 1998 appraised value amount of $43,000.00 per acre for this parcel.

•                                          Pre-development activities, such as rezoning, annexation and land planning, are continuing on over 700 acres owned by the Partnership. We believe that these activities will lead to further increases in the value of this land.

We believe that tender offers from unaffiliated third parties are generally priced below the fair market value of the security. If you have an urgent need to liquidate your investment, you may not know that there also is a secondary market where your Units may be sold. We can provide you with a list of companies that have purchased Units in the past. The most recent pricing data available from Direct Investments Spectrum, a publication that tracks secondary market activity, shows a weighted average trading price of $685.00 for Units traded between June 1, 2007 through July 31, 2007. Please note that you may receive more or less than the amount offered by MPF should you choose to sell your Units in the secondary market.

October 11, 2007

In the event you are considering selling your Units, you should be aware that in accordance with IRS Regulation Section 1.7704(j), the Partnership can only transfer or assign up to 2% of the outstanding Units in the Partnership during a calendar year. The Partnership has already reached this threshold for 2007. Therefore, any requests to transfer Units as a result of the sale of Units during the balance of 2007 will be rejected.

An investor in the Partnership who has held Units since its inception has received distributions aggregating approximately $1,254.00 per $1,000.00 Unit. This amount is equivalent to approximately 125% of the original investment amount. Although we cannot guarantee the Partnership’s future performance, our goal remains the same — to sell the Partnership’s remaining assets and make distributions of the sale proceeds until the Partnership is concluded.

If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely,

INLAND REAL ESTATE INVESTMENT CORPORATION, the general partner of Inland Land Appreciation Fund, L.P.

Robert D. Parks
Chairman
cc:	Broker/Dealer
Investment Representative